ATTACHMENTS FOR N-SAR SUB-ITEM 77D
01-29-03 Period End Fund

Mutual Investment Fund of Connecticut, Inc.

Pursuant to Rule 35d-1 under the Investment Company
Act of 1940, as amended, the following Funds changed their investment policies to invest, under normal conditions, at least 80% of their net assets, plus the amount of borrowings for investment purposes, in the types of investments suggested by the name is:
Mutual Investment Fund of Connecticut, Inc..